SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), and (d) and

AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 8)

Datastream Systems, Inc

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

238124 10

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages.)

13G

(Amendment No. 8)

CUSIP No. 238124 10 1

1.	Name of Reporting Person: Larry G. Blackwell I.R.S. Identification No. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 2,479,834 6. Shared Voting Power: N/A 7. Sole Dispositive Power: 2,479,834 8. Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,479,834

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%

12.	Type of Reporting Person: IN

Item 1(a).	Name of Issuer:

Datastream Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Datastream Plaza
Greenville, South Carolina 29605

Item 2(a).	Name of Person Filing: Larry G. Blackwell

Item 2(b).	Address of Principal Business Office or, if None, Residence:

50 Datastream Plaza
Greenville, South Carolina 29605

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number: 238124 10 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) ☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 2,479,834 shares

(b) Percent of class: 12.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,479,834 shares

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,479,834 shares

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

[Signature appears on following page.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-13-2004

(Date)

/S/ LARRY G. BLACKWELL

Larry G. Blackwell
President and Chief Executive Officer
Datastream Systems, Inc.